FNBH BANCORP INC

101 East Grand River, P. O. Box 800
Howell, Michigan 48844-0800
Phone (517) 546-3150
Fax (517) 546-6275

August 18, 2011

United States
Securities and Exchange Commission
Washington, DC 20549

Re: FNBH Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed April 15, 2011
File No. 000-25752

Ladies and Gentlemen:

We have received your letter dated August 9, 2011, containing comments to the Form 10-K filed by FNBH Bancorp, Inc. for the fiscal year ended December 31, 2010.

The purpose of this letter is to formally advise that we will respond to your letter no later than Tuesday, September 6, 2011. I understand this timing was confirmed by our legal counsel, Kimberly Baber, with Michael F. Johnson of your office in a phone call on Thursday, August 11.

If you have any questions, please contact me or Ms. Baber, who can be reached at 616-336-6851.

Sincerely,

Mark Huber

Mark J. Huber
Chief Financial Officer

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